Exhibit (e)(11)
BISON
TERM SHEET

Joseph Bonaccorsi
Effective Date	Effective upon Closing (replaces current employment agreement).
Term	One year.
Title	Senior Vice President, General Counsel, and Secretary, Option Care
Duties and Responsibilities	Reporting to Dana Green, Walgreen Co. General Counsel. Same as current for the near term. Also cooperate, advise and assist with management of merger transition/integration.
Longer-term role to be discussed and determined.
Base Salary	$291,500 subject to annual review
2007 Bonus	Bonus per existing employment agreement with Option Care to be paid at 100% of target prorated to Closing.
Fiscal Year 2008 Bonus	Target of 40% of Base Salary- 50% will be guaranteed for Fiscal Year 2008 and remaining 50% will be based on attainment of pre-established performance criteria.
Equity Compensation (Subject to approval by Walgreens Compensation Committee)	Annual Executive Stock Option grant subject to terms of plan (generally equal to 120% of Base Salary and granted each October).
Automobile Allowance	$500 per month
Change of Control/Retention Bonus.	Total guaranteed payments to be paid as follows:

1.      2 X Annual Base Salary (Base Salary = $291,500)

2.      2 X 40% of Annual Base Salary

50% of total to be paid upon closing; and
50% of total to be paid on 12-month anniversary of closing regardless of whether terminated by Company for any reason. Voluntary resignation during Term shall void this payment obligation.

Death or Disability During the Term	Accelerated payment of any unpaid change of control/retention bonus. Continued medical/rx/dental benefits through end of Term (at active employee rates). COBRA thereafter.
Voluntary Resignation During the Term	Forfeit any unpaid change of control/retention bonus. Loss of extended benefit coverage (subject to any COBRA rights).
Restrictive Covenants	Non-Compete: For two years following the Closing, applicable to employment in management or operational positions with homecare or specialty pharmacy companies or divisions of companies that compete with Walgreens homecare and/or specialty pharmacy businesses.

Non-solicitation of customers and employees during employment and for two years after termination of employment.

By signing below, the parties agree that this term sheet will be binding upon them as of the Effective Date, as defined in the Agreement and Plan of Merger among Walgreen Co., Bison Acquisition Sub Inc. and Option Care, Inc., dated as of July 2, 2007. The parties will use their reasonable best efforts to prepare, for execution on or before the Effective Date, full and complete documentation prior to the Effective Date evidencing the terms of this term sheet and other terms customary for transactions of this type. At the time of the execution of the final documentation, such final documentation will supersede this term sheet and any other employment, severance, change of control or related agreements between the undersigned executive and Option Care, Inc., including any severance agreement entered into between you and Option Care, Inc.
Signed,

Walgreen Co.

By:	/s/ Joseph Bonaccorsi	By:	/s/ Stanley B. Blaylock
	Name: Joseph Bonaccorsi		Name: Stanley B. Blaylock